Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

BASIC:
Net income	$2,861	$3,761	$9,888	$10,714

Weighted average number of common shares outstanding	5,567	5,333	5,516	5,238

Net income per common share	$0.51	$0.71	$1.79	$2.05

ASSUMING DILUTION:
Net income	$2,861	$3,761	$9,888	$10,714

Weighted average number of common shares outstanding	5,567	5,333	5,516	5,238

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	64	215	74	200

Weighted average number of common and common equivalent shares	5,631	5,548	5,590	5,438

Net income per common share, assuming dilution	$0.51	$0.68	$1.77	$1.97